                           Filed by Medi-Ject Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Medi-Ject Corporation
                           Commission File No. 000-20945

                                                           Medi-Ject Corporation
                                                           161 Cheshire Lane
                                                           Minneapolis, MN 55441
                                                           (763) 475-7700
                                                           Nasdaq: MEDJ





AT THE COMPANY:                 AT THE FINANCIAL RELATIONS BOARD:
Lawrence Christian              Larry Stein                    Mark Muehlfelt
Vice President, Finance &       General Inquiries Analyst      Inquiries
   Administration/CFO           (312) 266-7800                 (312) 266-7800
(763) 475-7700


FOR IMMEDIATE RELEASE
WEDNESDAY, NOVEMBER 15, 2000


               MEDI-JECT CORPORATION REPORTS THIRD QUARTER RESULTS

o MEDJ reduced its Q3 operating loss as margin improvement continued.
     - Unit sales increased 70%; however, product sales revenue decreased 8% due to a shift to an external domestic distributor from self-distribution, which as expected, reduced average sales prices and also reduced sales/marketing expenses.
     - Gross margin rose to 23.0% from 14.3%, continuing the improvement in manufacturing cost control.
     - With stronger cost control, MEDJ is significantly improving its product profitability.

o MEDJ's previously announced business combination plans with Permatec are progressing.
     - The two companies continue to engage in joint product development projects.
     - Medi-Ject expects the transaction to close by year-end 2000.

Comparative Financial Highlights (Dollar amounts in thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------------
                                                   3 Months Ended                            9 Months Ended
                                    9/30/99           9/30/00       Change       9/30/99         9/30/00         Change
----------------------------------------------------------------------------    ------------------------------------------
Product sales                      $     482         $     445          (8)%    $   1,441       $   1,673           16%
Licensing fees (1)                 $      27         $      10         (63)%    $   1,237       $      33         (97)%
Total revenues                     $     509         $     455         (11)%    $   2,678       $   1,706         (36)%
Net loss                           $  (1,192)        $  (1,165)         (2)%    $  (2,505)      $  (2,864)          14%
Net loss per share                 $   (0.84)        $   (0.82)         (2)%    $   (1.76)      $   (2.01)          14%
Average shares outstanding (2)     1,424,729         1,426,733           --     1,424,731       1,425,436           --
----------------------------------------------------------------------------    ------------------------------------------

(1) Licensing fees for the nine-month period ended September 30, 1999 reflect a one-time settlement fee.
(2) Shares outstanding have been retroactively restated to reflect a 1 for 5 reverse stock split effective January 29, 1999.

Minneapolis, MN, November 14, 2000 - Medi-Ject Corporation (Nasdaq: MEDJ) today reported a net loss of $1,164,568 or $0.82 per share for the third quarter ended September 30, 2000, compared with a net loss of $1,192,048 or $0.84 per share in the year-ago quarter.

The reduction in Medi-Ject's third quarter net loss was mainly due to higher gross margins. Revenues decreased 11%, with product sales down 8%. Although unit product sales increased 70% in the third quarter, the lower dollar revenue amount reflected a 23% lower average sales price for Medi-Ject's domestic product sales, which was expected, given Medi-Ject's shift to a domestic distributor for its injector products in February 2000, rather than self distribution.

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The trend toward higher gross margins from a year ago continued, reflecting a shift to in-house manufacturing in August 1999 and a rise in production volumes. Gross margin was 23.0% in the third quarter, up from 14.3% in the year-ago quarter. Earnings also benefited from improved cost control, as operating expenses decreased by 2% from the year-ago quarter. Excluding business combination expenses, operating expenses decreased by 34% from the year-ago quarter.

"We continue to significantly improve the economics of our manufacturing operations," said Franklin Pass, M.D., Chairman and Chief Executive Officer. "Moreover, with our shift to a domestic distributor rather than self-distribution, we have substantially reduced our sales and marketing expenses. Overall, the combination of higher gross margins and stronger cost control is beginning to have a very real impact on our profitability and returns, and we expect further improvement in the future."

Pass noted, "We continue to make progress on our previously announced business combination plans with Permatec Holding AG and engage in joint product development projects. We expect to close on the transaction by year-end 2000."

For the nine months ended September 30, 2000, Medi-Ject's net loss was $2.9 million or $2.01 per share compared with a net loss of $2.5 million or $1.76 in the year-ago period. Nine-month revenues were $1.7 million compared with $2.7 million in 1999's nine-month period, which included a one-time settlement fee. Excluding the one-time settlement fee from 1999 results, Medi-Ject would have reduced its operating loss for the nine-month 2000 period by approximately 12%.

Balance Sheet
At September 30, 2000, cash and cash equivalents totaled $229,792 compared with $85,136 at December 31, 1999. On January 25, 2000, Medi-Ject signed a non-binding letter of intent with Permatec Holding AG, a privately-held drug delivery company located in Basel, Switzerland, to purchase three subsidiaries from Permatec in exchange for 2,900,000 shares of Medi-Ject's common stock representing up to approximately 67% of Medi-Ject's outstanding common stock (the "Share Transaction"). On July 14, 2000, Medi-Ject signed a definitive Stock Purchase Agreement involving the Share Transaction. These subsidiaries develop and license certain pharmaceutical formulation technologies, including transdermal patches and topical gels. Through October 31, 2000, Permatec has invested $3.4 million in Medi-Ject in exchange for Medi-Ject convertible promissory notes. Medi-Ject continues to explore opportunities to strengthen its capital structure and develop new licensing opportunities.

Any statements in this press release that are forward looking, including statements relating to terms of a business combination, merger, market opportunity, future product development, product sales, development and licensing agreements, and research activities, are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may affect Medi-Ject's and the combined operations' business and prospects, including changes in economic and market conditions, healthcare legislation, changes in alliances with pharmaceutical companies, the development of competing drug delivery systems, management of growth and other factors discussed in the Medi-Ject's filings with the SEC. Investors are encouraged to review Exhibit 99 to Medi-Ject's 10-K filed with the SEC and the risk factors in the proxy statement.

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Medi-Ject Corporation
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Headquartered in Minneapolis, Medi-Ject Corporation is the world's leading marketer of needle-free injectable drug delivery systems. Medi-Ject manufactures hand-held injectors that deposit pharmaceuticals, including insulin and growth hormone, under the skin without a needle. Presently, these needle-free injection systems are distributed in over 20 countries. Medi-Ject's common stock is traded on the Nasdaq SmallCap Market under the symbol MEDJ.

Information Concerning Participants
The proxy statement relating to approval of the Share Transaction between Medi-Ject and Permatec Holding AG is currently under review by the U.S. Securities and Exchange Commission ("SEC"). Once it is issued, please refer to the Medi-Ject definitive proxy statement for information.

Medi-Ject, its directors, and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Medi-Ject's shareholders to approve the transaction. Please refer to Medi-Ject's definitive proxy statement to be filed for its 2000 Annual Meeting of Shareholders for a discussion of all interests, direct or indirect, by security holdings or otherwise, of such persons in Medi-Ject.

All Medi-Ject shareholders should read the proxy statement concerning the transaction that Medi-Ject has filed with the SEC and will mail to its shareholders once there is a definitive proxy statement. The proxy statement contains important information that should be considered before making any decision regarding the transaction. The proxy statement, as well as other filings containing information about Medi-Ject, may be obtained without charge, on SEC's Website at (http://www.sec.gov). Copies of the proxy statement and Medi-Ject's SEC filings that will be incorporated by reference in the proxy statement may also be obtained, without charge, from Medi-Ject's corporate secretary. Information can be found on the Internet under Medi-Ject's site on the World Wide Web at http://www.mediject.com. For more information on Medi-Ject via facsimile at no additional cost, simply dial 1-800-PRO-INFO and enter Medi-Ject's ticker symbol MEDJ.


                              --TABLES TO FOLLOW--






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                              MEDI-JECT CORPORATION
                            STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                Three Months Ended                   Nine Months Ended
                                                   September 30,                       September 30,
                                           -----------------------------       -----------------------------
                                              1999              2000              1999               2000
                                           -----------       -----------       -----------       -----------
Revenues
   Product sales                           $   481,914       $   444,900       $ 1,441,189       $ 1,673,013
   Licensing & product development              27,144            10,000         1,236,752            32,788
                                           -----------       -----------       -----------       -----------
                                               509,058           454,900         2,677,941         1,705,801
                                           -----------       -----------       -----------       -----------
Operating Expenses
   Cost of sales                               412,854           344,210         1,233,693         1,229,580
   Research and development                    559,552           302,823         1,745,137           865,531
   General and administrative                  367,725           765,316         1,341,934         1,850,743
   Sales and marketing                         312,046           164,959           800,281           504,339
                                           -----------       -----------       -----------       -----------
                                             1,652,177         1,577,308         5,121,045         4,450,193
                                           -----------       -----------       -----------       -----------

Net operating loss                          (1,143,119)       (1,122,408)       (2,443,104)       (2,744,392)
                                           -----------       -----------       -----------       -----------

Other income (expense)
   Interest and other income                    13,751                --            63,197                26
   Interest and other expense                      117            (2,874)          (12,472)           (6,428)
                                           -----------       -----------       -----------       -----------
                                                13,868            (2,874)           50,725            (6,402)
                                           -----------       -----------       -----------       -----------

Net loss                                   $(1,129,251)      $(1,125,282)      $(2,392,379)      $(2,750,794)
                                           -----------       -----------       -----------       -----------


Preferred stock dividends                      (62,797)          (39,286)         (112,797)         (113,096)
                                           -----------       -----------       -----------       -----------
Net loss applicable to common shares
                                           $(1,192,048)      $(1,164,568)      $(2,505,176)      $(2,863,890)
                                           ===========       ===========       ===========       ===========
Basic and diluted net loss per common
share                                      $     (0.84)      $     (0.82)      $     (1.76)      $     (2.01)
                                           ===========       ===========       ===========       ===========
Basic & diluted weighted average
common shares outstanding                    1,424,729         1,426,733         1,424,731         1,425,436


                            Balance Sheet Highlights


                                           December 31,     September  30,
                                               1999             2000
                                           ------------     --------------
Assets
Cash and cash equivalents                   $    85,136      $   229,792
Other current assets                            620,036          719,540
Property - net                                1,002,554          796,069
Other assets                                    302,410          279,394
                                            -----------      -----------
                                            $ 2,010,136      $ 2,024,795
                                            ===========      ===========

Liabilities and shareholders' equity
Total current liabilities                       903,187        3,573,614
Notes payable                                    54,094           44,566
Mandatorily redeemable preferred stock          250,000          250,000
Total shareholders' equity                      802,855       (1,843,385)
                                            -----------      -----------
                                            $ 2,010,136      $ 2,024,795
                                            ===========      ===========



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